IGT VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 23 June 2020 at 3.00 p.m. BST.

Online
Go to **www.investorvote.com/IGT**
or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!
Sign up for electronic delivery at www.investorvote.com/IGT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2020 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 – 20, inclusive

Resolution	For	Against	Abstain
1. To receive and adopt the Annual Report and Accounts for the financial year ended 31 December 2019.	☐	☐	☐
2. To approve the directors' remuneration report (excluding the remuneration policy) set out in section 2 of the Company Annual Report and Accounts.	☐	☐	☐

To approve the continued appointment of the following directors of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company:

Director	For	Against	Abstain
3. Beatrice Bassey	☐	☐	☐
4. Massimiliano Chiara	☐	☐	☐
5. Alberto Dessy	☐	☐	☐
6. Marco Drago	☐	☐	☐
7. James McCann	☐	☐	☐
8. Heather McGregor	☐	☐	☐
9. Lorenzo Pellicioli	☐	☐	☐
10. Samantha Ravich	☐	☐	☐
11. Vincent Sadusky	☐	☐	☐
12. Gianmario Tondato Da Ruos	☐	☐	☐

Resolution	For	Against	Abstain
13. To reappoint PricewaterhouseCoopers LLP as auditor to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which accounts are laid.	☐	☐	☐
14. To authorise the directors or the audit committee to fix the remuneration of the auditor.	☐	☐	☐
15. To authorise political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.	☐	☐	☐
16. To authorise the directors, in substitution for any existing authorities previously given, to allot shares in the Company.	☐	☐	☐
17. To authorise the directors, if resolution 16 is passed and in substitution for any existing authorities granted, to disapply pre-emption rights.*	☐	☐	☐
18. To authorise the directors, if resolution 16 is passed and in addition to any authority granted under resolution 17, to disapply pre-emption rights in connection with an acquisition or specified capital investment.*	☐	☐	☐
19. To authorise the directors to make off-market purchase of shares in the Company.*	☐	☐	☐
20. To adopt new articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association.*	☐	☐	☐

* indicates a special resolution

1 U P X

037CEJ

2020 Annual General Meeting Admission Ticket 2020 Annual General Meeting of International Game Technology PLC 25 June 2020, 3:00 p.m. BST Second Floor, Marble Arch House, 66 Seymour Street London, W1H 5BT United Kingdom Notes on filling in your Proxy Card In light of the COVID-19 pandemic and in line with latest Government's measures and guidance, shareholders should be aware that their ability to attend the AGM in person may be restricted. Shareholders are advised to refer to the Notice of AGM for details of the restrictions in place, and to monitor the Company’s website and announcements regularly for any updates in relation to the AGM. 1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote you can appoint one or more persons (who need not be a shareholder) as a proxy to go to the meeting and speak and vote instead of you. You can only use this card and the procedures set out in these notes to appoint the Chairperson of the Meeting or someone else as your proxy. 2. If you want to nominate someone other than the Chairperson of the Meeting as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy card with no name inserted in the box, the Chairperson of the Meeting will be deemed to be your proxy. 3. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare on +1 866-395-6419. 4. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution. If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 5. This proxy card must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy card must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy card is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy card. 6. For the proxy named in this card to act for you, your card must be completed and signed sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, PO Box 505000, Louisville KY 40233-5000 and received by no later than 10.00 a.m. (EDT) on 23 June 2020/3.00 p.m. (BST) on 23 June 2020 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy card, you may either appoint your proxy by electronic means at www.investorvote.com/lGT or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by 10.00 a.m. (EDT) on 23 June 2020/3.00 p.m. (BST) on 23 June 2020. 7. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior). 8. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3.00 p.m. (BST) on 23 June 2020 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day). 9. The return of a completed proxy card will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 10. If you make any alterations on this card, you must put your initials next to them. 11. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM. 12. You may not use any electronic address provided in this proxy card to communicate with the Company for any purpose other than those expressly stated. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + Notice of 2020 Annual General Meeting Proxy Solicited by Board of Directors for Annual General Meeting — 25 June, 2020 The Chairperson of the Meeting or , each with the power of substitution, are hereby authorised to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of International Game Technology PLC to be held on 25 June 2020 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Resolutions 1-20, inclusive. In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + B Authorised Signatures — This section must be completed for your vote to count. Please date and sign below. (see note 2 above) International Game Technology PLC